Exhibit 77(i)


                       TERMS OF NEW OR AMENDED SECURITIES

On May 9, 2001, the Board of Trustees of the Registrant approved the issuance of a new class of securities designated "Class Q" with respect to each Fund. Class Q Shares will be sold at the then-current net asset value without the imposition of a front-end sales charge. Class Q Shares will not be subject to a contingent deferred sales charge. Class Q Shares of a Fund are subject to fees of 0.25% of that Fund's average daily net assets (subject to NASD rules) pursuant to a Shareholder Servicing Plan.

Class Q Shares of a Fund will be identical to all other Classes of that Fund in all respects except for Class designation; allocation of certain expenses directly related to the distribution or service arrangement for Class Q; and voting rights. Class Q shareholders of a Fund will vote separately with respect to issues affecting only Class Q shareholders of that Fund. Class Q Shares of a Fund will represent interests in the same investment fund as all other Classes of that Fund; therefore, Class Q is subject to the same investment objectives, policies and limitations as all other Classes of that Fund.

Further description of Class Q Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan.